

26th February 2002



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
26.02.02	LSE Notification – Artemis UK Smaller Companies Fund – shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully

Craig Slater
Finance Director

Dealings by
Substantial Shareholders



London STOCK EXCHANGE

AVS No | 129008

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	ARTEMIS UK SMALLER COMPANIES FUND

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
270,000	0·94	/	/

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38⁵/₁₃P	22-02-02	26-02-02

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,737,360	6·01%

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification PP. Watts Date of notification 26TH FEBRUARY 19 2002	CRAIG SLATER COMPANY SECRETARY



Artemis Investment Management Limited
42 Melville Street, Edinburgh EH3 7HA
Tel: 0131 225 7300, Fax: 0131 225 7311
e-mail: info@ArtemisFunds.com

22 February 2002

Mr C Slater
4Imprint Group plc
Park 17
Moss Lane
Whitfield
M45 8FJ

Dear Mr Slater

Following the purchase of a further 270,000 shares in 4Imprint, Artemis UK Smaller Companies Fund now owns 1,737,360 shares which I believe represents 6.1% of the issued share capital.

Yours sincerely

DEREK STUART.